Alon USA Energy, Inc.
Form RW
February 12, 2013

February 12, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-183446)

Ladies and Gentlemen:

Alon USA Energy, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration
Statement on Form S-3 (File No. 333-183446), originally filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2012 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof or as promptly as practicable pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because the selling stockholder named in the Registration Statement has informed the Company that it will not proceed with the sale of securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the
Commission in connection with the initial filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please telephone Grant Adams, Senior Counsel of the Company, at (972) 367-3640.

Very truly yours,

ALON USA ENERGY, INC.

By: /s/ James Ranspot
Name: James Ranspot
Title: Chief Legal Counsel and Secretary